UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2021

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 9, 2021, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an amended and restated underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “Offering”) of an aggregate of 2,296,107 ordinary shares, NIS 0.40 par value per share, of the Company (the “ordinary shares”), together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The Offering was effected pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-232009) together with the post-effective amendment thereto (File No. 333-252926) and a related base prospectus, together with the related preliminary prospectus supplement and prospectus supplement dated February 9, 2021 (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The ordinary shares were offered to the public at a price of $20.00 per share.

The Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price of $18.60 per ordinary share, as set forth in the Underwriting Agreement.

Wainwright acted as the sole book-running manager in connection with the Offering. In accordance with the Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7.0% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering, as well as a management fee equal to 1.0% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering. In addition, the Company issued to Wainwright or its designees warrants to purchase up to 7.0% of the aggregate number of ordinary shares sold in the Offering (the “Underwriter Warrants”). The Underwriter Warrants are exercisable for five years from commencement of the Offering and have an exercise price equal to 125% of the public offering price per ordinary share in the Offering, or $25.00 per ordinary share, subject to customary adjustments as provided in the Underwriter Warrants. The Underwriter Warrants and the ordinary shares issuable upon exercise of the Underwriter Warrants have been offered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The Company has also paid Wainwright $25,000 for non-accountable expenses, up to $85,000 for documented reimbursable expenses and $15,950 for clearing fees.

The net proceeds from the Offering were approximately $42.7 million after deducting Wainwright’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for (i) clinical, regulatory, manufacturing and research and development activities; (ii) potential acquisitions and in-licensing; and (iii) other general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto, and the Company has agreed to customary indemnification provisions in favor of Wainwright.

The foregoing description of the Underwriting Agreement and the Underwriter Warrants is only a summary and is qualified in its entirety by reference to the complete text of the Underwriting Agreement and the form of Underwriter Warrant, copies of which are attached as Exhibit 1.1 and Exhibit 10.1, respectively, to this Report on Form 6-K and incorporated by reference herein.

A copy of the opinion of Yigal Arnon & Co. regarding the validity of the ordinary shares issued in the Offering is filed as Exhibit 5.1 to this Report on Form 6-K. On February 12, 2021, the Company issued a press release announcing the closing of the Offering, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, including the exhibits hereto (other than Exhibit 99.1), is incorporated by reference into the Company’s registration statements on Forms F-3 and F-3MEF (File No. 333-232413, File No. 333-232009 and File No. 333-252926), filed with the Securities and Exchange Commission.

Exhibit No.

1.1	Amended and Restated Underwriting Agreement, dated February 9, 2021, by and between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC.
5.1	Opinion of Yigal Arnon & Co.
10.1	Form of Underwriter Warrant.
99.1	Press Release issued by Enlivex Therapeutics Ltd. on February 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: February 12, 2021